

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

June 25, 2009

Kurtis Hooley
Senior Vice President and Chief Financial Officer
Double Eagle Petroleum Co.
1675 Broadway, Suite 2200
Denver, CO 80202

> **Re: Double Eagle Petroleum Co.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 16, 2009**
> **File No. 333-158659**

Dear Mr. Hooley:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

<u>Federal Income Tax Consequences of the Merger, page 2</u>

1. Disclose that you have received a tax opinion from Patton Boggs LLP indicating that the merger will qualify as a tax-free reorganization and that the opinion has been filed as an exhibit to the registration statement.

<u>Federal Income Tax Consequences, page 54</u>

2. Revise the first paragraph and this section generally to make clear that you have already received a tax opinion from Patton Boggs LLP indicating that the merger will qualify as a tax-free reorganization. Make clear what portions of the disclosure constitute the summary of that opinion.

3. Eliminate the "if the merger qualifies as a tax-free reorganization" limiting language, given your receipt of the aforementioned opinion and the undertaking to revise and recirculate in the event of different tax consequences.

Opinion of Counsel, Exhibit 5.1

We may have additional comments once we review your response to the following three comments.

4. Obtain and provide us with a marked version of the opinion filed as an exhibit on June 16, 2009, that clearly shows all changes to the opinion from the version you previously provided to the staff.

5. Obtain and provide us with a marked version of the opinion you will file as an exhibit to the next amended Form S-4 that clearly shows all changes to the opinion from the version you filed as an exhibit on June 16, 2009.

6. We note that counsel made responsive changes to the "consent" text of its opinion, but it also added additional text purporting to limit use and reliance. Please obtain and file a new opinion of counsel that does not include in the "consent" section any suggestion that the limitations on use or reliance extend to "any other person."

Closing Comments

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Douglas Brown at (202) 551-3265 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707, with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Alan Talesnick   (303) 894-9239
        Robert Axelrod   (713) 861-2622